SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                              United Mexican States
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

TRANSLATION INTO ENGLISH FROM ORIGINAL PRESS RELEASE IN SPANISH DATED JANUARY 28, 2004

Relevant Events of PETROLEOS MEXICANOS

Date of reception at BMV:  January 28, 2004  5:22 P.M.

Prefix:
EVENTORE

Value Code:
PMXCB

Date:
28/I/2004

Firm Name:
PETROLEOS MEXICANOS

Place:
Mexico City

Issue:
Petroleos Mexicanos reports the following civil actions

Relevant Events:
Relevant Events

Petroleos Mexicanos hereby reports the following civil actions:

1. In March 2000, Construcciones Industriales del Golfo, S.A. de C.V. filed a claim in a Mexican court against Pemex-Refining and Petroleos Mexicanos for various issues, arguing that work under a construction agreement had been concluded but had not been paid for. The claim is for U.S. $79,276,279 plus interest. This proceeding is being litigated at the First District Civil Court in Mexico City, under File Number 30/2000. In the last quarter of 2003, the evidentiary stage concluded (specifically, the accounting and engineering expert testimony), at which point, an update of the original figure claimed was inferred, a figure that could exceed U.S. $100 million. A first instance judgment is expected to be pronounced during the first quarter of 2004.

2. In March 1999, Zapata Internacional, S.A. de C.V. ("Zapata") filed a claim in a Mexican court against Pemex-Exploration and Production for various issues, arguing that work under a construction agreement had been concluded but had not been paid for. This procedure is being litigated at the Fifth District Civil Court in Mexico City, under File Number 3/99-III. A judgment of approximately Ps. 9.2 million plus interest was pronounced against Pemex-Exploration and Production. In November 2003, Zapata filed a motion to execute this judgment for an amount of Ps. 2.5 billion. Up to the present date, Pemex-Exploration and Production is waiting for a judgment that determines the inadmissibility of this motion, which is expected to be pronounced in the first quarter of 2004. Pemex-Exploration and Production believes that it has sufficient elements to support the resolution of this motion in its favor. Accordingly, a reserve has not been created, since it believes Zapata does not have sufficient grounds to support the calculations used to determine the amount under this motion.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  January 29, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.